     Filed Pursuant To Rule 433
Registration No. 333-167132
August 25, 2011
Transcript of CNBC Interview August 24, 2011 with Jim Ross, State Street Global Advisors Fund Management
NEWSCASTER 1: A rough ride for gold today, but the metal recently hitting a milestone, the exchange traded fund SPDR gold shares or GLD became the world’s largest ETF by assets so far this year. GLD is trading up around 25 percent, right in line with gold. Can the ETF continue to rise along with its precious partner in crime? Joining us is Jim Ross. He heads State Street Global Advisors Fund Management, which oversees SPDR ETFs, including GLD. Thanks so much for joining us.

JIM ROSS: Thanks for having me.

NEWSCASTER 1: What’s your reaction to what’s going on today?

JIM ROSS: You know, I think it’s just another normal day on the gold market from my perspective. We see the price of gold going up and down based on different fundamentals and different things going on in the market. I think you—when, when you saw the run-up that we saw in the last couple of weeks, you expect to have a few dips off that.

NEWSCASTER 1: Does it make you nervous at all?

JIM ROSS: You know, it doesn’t. We look at the ETF very differently, as much more of a long term investment play. And we really look at it for diversification as part of a portfolio over the long term.

NEWSCASTER 2: That’s how you look at it, but do you think that’s how investors are looking at it right now as they pile into gold through your ETF?

JIM ROSS: I think many are, and probably some are looking at this from a tactical standpoint and looking—probably look at it as an opportunity to get in on a tactical basis. And some are probably looking at this as an opportunity to exit on a tactical basis. But some of those same folks have turned to gold as a strategic asset in their portfolio for the long term and plan to have that as part of their diversifying portfolio strategy.

NEWSCASTER 1: John Paulson is the largest investor in this fund. Do you worry about the day he exits? I mean, how do you talk internally? How do you prepare for something like that? Are you afraid that it would be a big sell signal for everyone else?

JIM ROSS: You know, honestly we don’t really think of it that way. This is a passively managed fund and if somebody makes a significant exit out of the fund, gold will leave the fund and it will go into the market. Whatever that happens for the price of gold will happen, but from our perspective, it’s really almost a mechanical thing. I do think that as we’re seeing today, the price has gone down a little bit, I think you’re starting to see buyers come in.

NEWSCASTER 2: Is it too easy for the average investor to buy gold now, through a vehicle like your exchange traded fund? The reason I say that is, you know, we keep hearing, you know, for years and years and years, five percent, 10 percent of your portfolio at most as a hedge against inflation or whatever it may be to put into gold. But it would appear that more people are buying more gold right now instead of buying stocks for, you know, the reason that they’re looking for growth in that investment rather than as a hedge.

JIM ROSS: Yeah, and I think what people have found is that it has been diversifying their portfolio. It has been a positive impact in their portfolio over the last several years. But I do think people are investing in it for a bunch of different reasons, from a diversification standpoint. Do I think they’re buying too much of it? I can’t say that. I don’t know exactly how much they have in their portfolios. But I do think what we’re seeing is people who haven’t allocated into the metal, we do look at gold as an asset class in itself, and it does act differently than other commodities.

NEWSCASTER 1: A lot of people blame the run-up that we saw in oil on the ETFs saying that that put a lot of money into oil futures in order to support the ETFs.

NEWSCASTER 2: Hot money, speculative money that’s not going to stay there, right?

NEWSCASTER 1: That’s right. And now, ETF’s like this one are getting the same blame when we see the build up in gold. How do you feel about that? How do you respond to it?

JIM ROSS: Well, I fundamentally disagree with it because I think if somebody wants to make a speculative bet, they can make the speculative bet using the futures, using the options market; they have other tools. The ETF is just a vehicle. It’s a very cost effective way of getting into the metal.

NEWSCASTER 1: But it creates a lot more investors. As we see the fund roll over from month to month, it creates a lot more activity and it puts a lot more money into gold, so it puts more pressure on the price to move up in this instance.

NEWSCASTER 2: And that was my point before. It’s too easy to buy gold now for a lot of people.

JIM ROSS: But once again, I think when I look at it and I look at the ETF, it’s really about giving people the access and the opportunity. I look, I go back to 2003, 2002. People had no opportunity to buy gold, and the only people that could really play in the gold market were the most sophisticated institutional investors. Here, we’ve really made it available to all investors, similar to what we’ve done with equity ETFs.

NEWSCASTER 2: Mr. Ross, good to see you.

JIM ROSS: Thank you.

NEWSCASTER 1: Thank you. Come again.

NEWSCASTER 2: You have to get [UNINTEL — OVERLAPPING]. You’ve got to get the price back up there again.
JIM ROSS: I’m going to work on it.

NEWSCASTER 2: Very good.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.